SWORD SECURITIES LLC

Statement of Financial Condition
Pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934

December 31, 2021

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45650

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 AND ENDING 12/31/2021
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sword Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7 Witherspoon Street
_____
                    (No. and Street)

Princeton	NJ	08542
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kathleen Camisa	609-658-7501	kcamisa@swordrowe.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
_____
            (Name – if individual, state last, first, and middle name)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

                                                                    169
_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Keith Stock _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sword Securities LLC _____, as of December 31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BARBARA JEAN DALTON
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01DA6050979
QUALIFIED IN WESTCHESTER COUNTY
MY COMMISSION EXPIRES 11-13-20 2

Signature: _____

Title:
President _____

Notary Public   2/10/2022

This filing contains (check all applicable boxes):**

☑ (a) Statement of financial condition.

☑ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Sword Securities LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Sword Securities LLC (the "Company") as of December 31, 2021, and the related notes (collectively, the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

We have served as the Company's auditor since 2020
Abington, Pennsylvania
February 23, 2022

Sword Securities LLC
Statement of Financial Condition
December 31, 2021

Assets

Cash	$	44,390
Certificate of deposit , at fair value		6,701
Contract asset		--
Other assets		2,225
	$	53,316

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	8,673
Total liabilities		8,673
Member's equity		44,643
	$	53,316

See accompanying footnotes to financial statements

1. **Organization and Summary of Significant Accounting Policies**

   Organization and Nature of Business Operations
   Sword Securities LLC (the "Company") was formed in July 2013 under the laws of the State of Delaware and was registered as a broker-dealer in September 2013 pursuant to Section 15(b) of the Securities Exchange Act of 1934, as amended. Sword Securities LLC is a wholly owned subsidiary of Sword Rowe & Company LLC (the "Parent"). The Company provides financial advisory services to clients with respect to mergers & acquisitions, capital raising and other financial services.

   The Company is a Non-Covered Firm with the SEC since it does not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities. Therefore, in reliance on footnote 74 to SEC Release 34-70073, the Company does not claim an exemption from SEA Rule 15c3-3.

   Basis of Presentation
   The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

   Use of Estimates
   The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Accounts Receivable and Contract Balances
   Accounts receivable arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. On a periodic basis, management evaluates its accounts receivable and provides for probable uncollectible amounts through a charge to operations and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts.

   Revenue Recognition

   Significant Judgements
   Revenue from contracts with customers includes fees from mergers & acquisitions and private placement activities. The recognition and measurement of the revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied on a "best efforts" basis at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable compensation should be applied due to uncertain future events. The Company has only one performance obligation with its customers, which is the closing on a "best efforts" basis of the transaction and/or the successful placement of a private security.

   Merger & Acquisitions and Private Placements Advisory Fees
   The Company advises on mergers & acquisitions and the sale of equity and debt securities through private placements. Revenue from merger & acquisitions and private placements advisory services is recognized at the point in time that performance under the arrangement is completed upon the closing date of the transaction for the purchase and sale of securities or the contract is otherwise terminated. The Company believes that the closing date of the contract is the appropriate point in time in which to recognize revenue for mergers & acquisitions and private placements advisory fees as there are no significant actions which the Company needs to take subsequent to such date and the client obtains access to and the benefit of the capital markets offering at the time of transaction closing.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a client (i.e., unbilled receivable) and are de-recognized when it becomes a receivable or cash for payment is otherwise received.

Contract liabilities arise when the client remits contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are de-recognized when revenue associated with the contract is recognized at the time the performance obligation is satisfied.

Income Taxes
The Company is a single member limited liability company. Therefore, the income or loss is passed through to the member and no provision for federal and state income taxes has been included in the financial statements for the Company. Since the Company is a single member limited liability company, it is considered a disregarded entity for tax purposes. Therefore, the Company is not required to file income tax returns in the U.S. Federal jurisdiction or states.

Subsequent events
Management has evaluated the impact of all subsequent events through February 23, 2022: the date financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements

2. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital level and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15.0 to 1.0 while conducting business. On December 31, 2021, the Company had net capital of $42,150 which exceeded required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 0.21 to 1.

3. **Fair Value Measurements**

Pursuant to the requirements of FASB ASC 820, *Fair Value Measurements* ("ASC 820"*)*, the Company has provided fair value disclosure information for relevant assets and liabilities in these financial statements. ASC 820, which defines fair value, establishes a framework for measuring fair value under U.S. GAAP, and expands disclosures about fair value measurements. Fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the Company transacts. ASC 820 clarifies that fair value should be based on assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. ASC 820 requires fair value measurements to be separately disclosed by level within the fair value hierarchy. While not expanding the use of fair value, ASC 820 may change the measurement of fair value. Any change in the measurement of fair value would be considered a change in estimate and included in the results of operations in the period of adoption.

The following table presents information about the Company's financial assets that are measured at fair value on a recurring basis as of December 31, 2021, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value. The hierarchy is broken down into three levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs include data points that are observable such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) such as interest rates and yield curves that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability

Sword Securities LLC
Footnotes to Financial Statements (continued)
December 31, 2021

.

The fair value of the Company's financial assets is summarized as follows as of December 31:

	Level 1	Level 2	Level 3	Total
Certificate of deposit	$ 6,701	$ -	$ -	$ 6,701
	$ 6,701	$ --	$ --	$ 6,701

4. **Reconciliation of Contract Assets and Contract Liabilities**

The Company received all its revenue from two major customers. The revenue is from merger & acquisitions and placement fee income.

The following table provides information about contract receivables and liabilities from contracts with customers:

	December 31, 2021
Accounts receivable	$0
Contract assets	$0
Contract liabilities	$0

5. **Concentration of Credit Risk**

The Company maintains cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to significant credit risk on its cash balances.

6. **Related Party Transactions**

The Company had an expense sharing agreement with its Parent in 2021. In accordance with such agreement, the Company pays for all direct expenses in relation to its business. The Parent assumes and pays for all indirect expenses on behalf of the Company. The Company does not have an obligation, direct or indirect, to reimburse or otherwise compensate the Parent for any or all costs that the Parent has paid on behalf of the Company. The aggregate value of such services incurred by the Parent and allocable to the Company has been determined by management to approximate $5,300 for the year ended December 31, 2021. These costs have not been recorded on the books of the Company. As of 2022, the Company will begin to incur and pay indirect expenses and the Parent will not share in such expenses.

7. **Agreement for the Purchase and Sale of Equity Interests in the Company**

On October 6, 2021, the Parent entered into a Purchase Agreement of Equity Interests (the "Agreement") for the sale of 100% of its membership interests in the form of equity interests in the Company to FFP Affiliates IV, LLC, an unaffiliated Delaware limited liability company. The Agreement includes a number of terms and conditions to closing including approval of its Change of Membership Application submitted to the Company's primary regulator, the Financial Industry Regulatory Authority ("FINRA"). Company management expects closing under the Agreement to occur on or prior to April 30, 2022, subject to obtaining FINRA approval.